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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*



                                 E.piphany, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26881V100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [ ]        Rule 13d-1(c)

       [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

CUSIP No.         26881V100
--------------------------------------------------------------------------------

         1.   Names of Reporting Persons.     Eliot L. Wegbreit, as Trustee
                                              of the Wegbreit Trust
                                              217 42 0365
              I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a)   [ ]      Not applicable

              (b)   [ ]
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------

Number of            5.       Sole Voting Power      2,174,570 shares
Shares Bene-         -----------------------------------------------------------
ficially Owned
by Each              6.       Shared Voting Power    1,250 shares (625 shares
Reporting            held by David Abraham Wegbreit Trust, Eliot L. Wegbreit &
Person With:         Beth A. Wegbreit Trustees and 625 shares held by
                     Jennifer Allison Wegbreit)*
                     -----------------------------------------------------------

                     7.       Sole Dispositive Power  2,174,570 shares
                     -----------------------------------------------------------

                     8. Shared Dispositive Power 1,250 shares (625 shares held by David Abraham Wegbreit Trust, Eliot L. Wegbreit & Beth A. Wegbreit Trustees and 625 shares held by
                     Jennifer Allison Wegbreit)*
--------------------------------------------------------------------------------

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              2,175,820 shares
--------------------------------------------------------------------------------

         10.  Check if the Aggregate Amount in Row (9) Excludes Certain
              Shares (See Instructions)
--------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9)        8.0%
--------------------------------------------------------------------------------

         12.  Type of Reporting Person (See Instructions)     OO
--------------------------------------------------------------------------------

* Eliot L. Wegbreit, as an individual, beneficially owns shares held by Eliot L. Wegbreit as Trustee of the Wegbreit Trust (the "Trust") and may be deemed to beneficially own shares held by the David Abraham Wegbreit Trust, Eliot L. Wegbreit and Beth A. Wegbreit Trustees (DAWT) and shares held by Jennifer Allison Wegbreit (J. Wegbreit). Therefore, the Trust may be deemed to beneficially own shares held by DAWT and J. Wegbreit.

ITEM 1.

       (a)    Name of Issuer          E.piphany, Inc.


       (b)    Address of Issuer's Principal Executive Offices
                                                      1900 South Norfolk Street,
                                                      Suite 310
                                                      San Mateo, CA  94403

ITEM 2.
       (a)    Name of Person Filing                  Eliot L. Wegbreit as
                                                     Trustee of the Wegbreit
                                                     Trust

       (b)    Address of Principal Business Office or, if none, Residence
                                                      1516  Dana Avenue,
                                                      Palo Alto, CA 94303

       (c)    Citizenship          U.S.A.

       (d)    Title of Class of Securities          Common Stock

       (e)    CUSIP Number          Not Applicable

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
             Not Applicable

ITEM 4.    OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount of beneficially owed:         2,175,820  shares

       (b)    Percent of class:       8.0%

       (c)    Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote.  2,174,570 shares

              (ii)  Shared power to vote or to direct the vote.    1,250 shares
                    (625 shares held by David Abraham Wegbreit Trust,
                    Eliot L. Wegbreit & Beth A. Wegbreit Trustees and 625 shares held by Jennifer Allison Wegbreit)*

              (iii) Sole power to dispose or to direct the disposition of.
                    2,174,570  shares

              (iv) Shared power to dispose or to direct the disposition of. 1,250 shares (625 shares held by David Abraham Wegbreit Trust, Eliot L. Wegbreit & Beth A. Wegbreit Trustees and 625 shares held by Jennifer Allison Wegbreit)*

* Eliot L. Wegbreit, as an individual, beneficially owns shares held by Eliot L. Wegbreit as Trustee of the Wegbreit Trust (the "Trust") and may be deemed to beneficially own shares held by the David Abraham Wegbreit Trust, Eliot L. Wegbreit and Beth A. Wegbreit Trustees (DAWT) and shares held by Jennifer Allison Wegbreit (J. Wegbreit). Therefore, the Trust may be deemed to beneficially own shares held by DAWT and J. Wegbreit.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP          Not Applicable

ITEM 10.   CERTIFICATION
           Not Applicable

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                                 February 11, 2000
                                       -----------------------------------------
                                                    Date

                                       /s/ ELIOT L. WEGBREIT
                                       -----------------------------------------
                                                    Signature

                                       Eliot L. Wegbreit
                                       As Trustee of the Wegbreit Trust
                                       -----------------------------------------
                                                 Name/Title